Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

651-665-3500

securian.com

March 14, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Minnesota Life Insurance Company
Individual Variable Universal Life Account
File: 333-183590

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the “Company” or “we”) and the Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the “Registration Statement”). The letter responds to verbal comments received by the Company from the Staff of the Securities and Exchange Commission (“SEC”) on March 5, 2025, and provides supplemental information regarding changes the Company made to the prospectus to the Registration Statement that describes the Variable Universal Life Insurance Contract.

Below are responses to the SEC Staff’s comments. For the SEC Staff’s convenience, each of the SEC Staff’s comments are set forth below, and then the response follows.

* * * * * * * * *

Comment 1: Please clarify whether the fees are the same for both versions of the Long Term Care Agreement, or more clearly describe the fees for each version in the fee tables.

Response: We clarified the fees applying to each version of the Long Term Care Agreement in the fee table by giving each version of the rider its own row and including the availability dates for each version of the rider.

Comment 2: Please clarify the different versions of the Long Term Care Agreement in the Other Benefits chart.

Response: We clarified the different versions of the Long Term Care Agreement in the Other Benefits chart by including the availability dates for each version of the rider.

Comment 3: Please confirm the changes for the Early Values Agreement only apply to new issues and more clearly describe the distinctions for each version in the prospectus.

Response: We confirm the changes for the Early Values Agreement only apply to new issues and we updated language in the description of the rider to make this clear.

Comment 4: Please confirm the Long Term Care Agreement was not available for purchase between 2017 and 2025 and state that in the prospectus.

Response: We confirm the Long Term Care Agreement was not available for purchase between 2017 and 2025 and we included language in the description of the rider to make this clear.

Comment 5: Please clarify what the cash indemnity benefit payment is and include a numerical example showing the reduction of Account Value and Death Benefit in the prospectus.

Response: We included language in the description of the Long Term Care Agreement to define cash indemnity benefit payment and included a numerical example showing the reduction of Account Value and Death Benefit.

Comment 6: Please confirm Appendix A will be updated to reflect the Average Annual Total Returns as of December 31, 2024.

Response:

We confirm Appendix A will be incorporated with the 485(b) filing and updated to reflect the Average Annual Total Returns as of December 31, 2024.

* * * * * * * * *

The Company believes the changes noted above satisfy all the SEC staff’s comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its post-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 23 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (305) 898-8565.

Sincerely,

/s/ Jamie Bigayer

Jamie Bigayer

Senior Counsel, Law Department